UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person Wagner, Geoffrey P.	2. Issuer Name and Ticker or Trading Symbol Raining Data Corporation (RDTA)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give Other (specify title below) below)
(Last) (First) (Middle) 6600 S.W. 92nd Avenue, Suite 370	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 2/01
(Street) Portland, OR 97223			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	2/1/01	X		25,833	A	$0.71875	2,305,833(1)	D	(1)

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrant	$0.71875	2/1/01	X		0		(2)	None	Com-mon Stock	4,367	$0	1	D(3)

Explanation of Responses:

(1) The reporting person is the general partner of Rockport Group, L.P. ("Rockport"), which is the general partner of RCJ Capital Partners, L.P. ("RCJ"). Rockport and RCJ beneficially own 1,420,000 and 850,000 shares, respectively, of the securities reported. Additionally, a trust of which the reporting person's wife is the sole beneficiary beneficially owns 10,000 shares of the securities reported. The reporting person disclaims beneficial ownership of the securities reported, except to the extent of his pecuniary interest.

(2) The warrant initially to purchase 30,000 shares of common stock is exercisable to the extent of one thirty-sixth on the first day of each month following the grant date, July 17, 1998.

(3) The securities reported herein are beneficially owned by Geoffrey P. Wagner directly.

/s/Geoffrey P. Wagner March 6, 2001

Geoffrey P. Wagner Date

**Signature of Reporting Person

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